INTEGRITY HEALTH CORPORATION

2375 East Camelback Road, Suite 600

Phoenix, AZ 85016

December 22, 2021

Mr. Brian Fetterolf

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Re:	Integrity Health Corporation (the “Issuer”)
File No. 024-11692
Amendment to Offering Statement on Form 1-A/A
Filed on November 18, 2021 (the “Filing”)

Dear Mr. Fetterolf:

In response to your comment letter dated December 1, 2021, we have made the following revisions in our Amendment to Offering Statement on Form 1-A/A (the “Amendment”) we are filing on this date:

1.	We have revised the cover page and other relevant places in the Amendment to clarify the number of shares being offered by the selling security holder and the price at which its securities are being offered.
2.	Regarding Medical Aesthetics Solutions, LLC, we have:
•	Revised the discussion of its financials on page 25 to state that its financial statements we incorporated by reference are audited;
•	We are filing as an exhibit the auditor consent letter for those financial statements;
•	The financials for Medical Aesthetics Solutions, LLC have been consolidated with those of Issuer in the 9-months financial statements we have provided for the period ending September 30, 2021 so we are not providing financial statements for Medical Aesthetics Solutions LLC for the six months ended June 30, 2021 as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our attorney Milan Saha, Esq. at (646) 397-9056 or milansaha.esq@gmail.com

Sincerely,

/s/: Nelson Grist

Nelson Grist CEO